SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32813; 812-14780

Innovator ETFS Trust and Innovator Capital Management, LLC

September 11, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for

an exemption from section 15(a) of the Act and rule 18f-2 under the Act. The requested

exemption would permit an investment adviser to hire and replace certain subadvisers without

shareholder approval.

Applicants: Innovator ETFS Trust (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company, and Innovator Capital Management, LLC,

a Delaware limited liability company registered as an investment adviser under the Investment

Advisers Act of 1940 (the "Adviser" or "Innovator" and, collectively with the Trust, the

"Applicants").

Filing Dates: The application was filed on June 7, 2017 and amended on September 8, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 5, 2017

and should be accompanied by proof of service on the Applicants, in the form of an affidavit or,

for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: H. Bruce Bond, Innovator Capital Management, LLC, 120 N. Hale Street, Suite 200, Wheaton, Illinois 60187.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Andrea Ottomanelli Magovern, Acting Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser serves as the investment adviser to the Funds pursuant to investment advisory agreements with the Trust on behalf of each Fund (collectively, the "Advisory Agreements").[1] The Adviser is responsible for the overall management of the Funds' business affairs and selecting investments according to the Funds' investment objectives, policies, and restrictions, subject to the authority of the board of trustees of the Trust ("Board"). The Advisory Agreements permit the Adviser, subject to the approval of the Board, to delegate to one or more unaffiliated subadvisers (each, a "Subadviser" and collectively, the "Subadvisers") the

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[1] Applicants request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or its successors, including any entity controlling, controlled by, or under common control with the Adviser or its successors (each, also an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds").   For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

responsibility to provide the day-to-day portfolio investment management of each Fund, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Funds will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Subadvisers, including determining whether a Subadviser should be terminated, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Subadvisers pursuant to Subadvisory Agreements and materially amend existing Subadvisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[2]

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application.[3] Such terms and conditions provide for, among other safeguards, appropriate disclosure to Fund shareholders and notification about subadvisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the

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[2] The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds.

[3] Prior to May, 2017, Innovator Management LLC ("Innovator Management") served as the Funds' investment adviser. (Innovator and Innovator Management are not affiliated persons of each other.) Innovator Management entered into an agreement with Innovator pursuant to which Innovator Management transferred the assets of its investment advisory business and related intellectual property to Innovator (the "Transaction"). The closing of the Transaction (the "Closing") occurred on May 9, 2017. The Commission previously granted relief to Innovator Management and the Trust that, other than the identity of the investment adviser, was identical in all material respects to that requested in the Application. Academy Funds Trust and Innovator Management LLC, Investment Company Act Release Nos. 31679 (June 17, 2015)(notice) and 31711 (July 9, 2015)(order) ("Existing Order"). On May 5, 2017, the Commission staff provided oral no-action relief to Innovator and the Trust to rely on the Existing Order until the earlier of the receipt of any order granted by the Commission on the Application or 150 days from the date of the Closing.

public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Subadvisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Subadvisory Agreements would impose unnecessary delays and expenses on the Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary